Contact

www.linkedin.com/in/brian-sheng (LinkedIn)

Top Skills

Venture Capital
Start-up Ventures
Networking

Languages

English (Native or Bilingual)
Chinese (Native or Bilingual)
Korean (Elementary)
Spanish (Limited Working)

Brian Sheng

Co-Founder, CEO at Aquaria
New York, New York, United States

Summary

Brian is a deeptech investor and entrepreneur and current CEO of Aquaria. At Aquaria, Brian is addressing the biggest climate risk of all - access to water.

Prior to Aquaria, Brian was the founder of Asia Horizon, General Partner at The Arcview Group, and Co-Founder of Fresh VC. Brian's seed stage portfolio is valued at over $3B with 2 IPOs (Fiscalnote, Clever Leaves) and he was a Board Member of Eaze and FND Technologies.

Some of the areas Brian are interested in investing in include climate tech, govtech, genomics, medicinal & pharmaceutical cannabis across North America and Asia.

Brian is personally interested in US-Sino relations, and aims to bridge to two worlds with world-class companies that change the lives of millions of people.

Experience

Aquaria

Co-Founder, CEO
July 2021 - Present (1 year 11 months)
Los Angeles Metropolitan Area

Aquaria's mission is to safeguard access to clean water by creating water from the air. Aquaria deploys atmospheric water generators flexibly into any location and creates water immediately. Aquaria installation takes one day and immediately secures your water supply. Whether for personal, commercial or emergency use, Aquaria has you covered.

Beam Coffee

Board Member
May 2019 - Present (4 years 1 month)
New York, United States

Beam is a tech-coffee company serving coffee through its robotic barista - the Beam Smart Cafe. Our mission is to make specialty coffee more accessible, convenient, and an experience enjoyable daily. Beam is reimagining coffee retail for the connected age: beamcoffee.io.

Beam is a batch 10 company to Starta Ventures in NYC.

Founding board member, advisor to the CEO.

Fresh
Co-Founder, Managing Partner
August 2014 - Present (8 years 10 months)
San Francisco Bay Area

Fresh is a venture capital firm with presence in the US and China, focused on investing in frontier technology industries. We want to work with the freshest new startups – disruptive companies that have the potential to change the behavior of millions of people. We are open to investments in all sectors. Areas we are particularly excited about include healthcare, water, hemp and medicinal cannabis.

Asia Horizon
Founder
August 2019 - August 2021 (2 years 1 month)
Greater New York City Area

Asia Horizon is building China's first hemp-derived cannabinoid producer serving the global cannabinoid industry. Cannabinoid pharmaceuticals can directly address severe cancer related symptoms and may even reduce cancer cell growth.

The Arcview Group
General Partner
February 2018 - August 2019 (1 year 7 months)
Greater New York City Area

Arcview is a pioneer in the cannabis industry and is one of the largest cannabis focused investment group in the U.S. Arcview has deployed over $250M to over 200 companies. Arcview's platform has three pillars through its political platform, market research, and private equity investments. Arcview Market Research (AMR) publishes the most cited market research in cannabis intelligence. Arcview is also active in politics and its partner organization, Marijuana Policy Project, is the nation's largest lobbying groups for cannabis

legalization. Brian leads Arcview' Private Equity investments with a focus on hemp and Asia.

Shenzhen FND Air & Water Technology Development Co., Ltd
Head Of International Sales
August 2013 - November 2017 (4 years 4 months)
San Francisco Bay Area

FND is the world's largest AWG company focused on ultra large scale and portable water from the air applications. The company has deployed over 200,000 units as well as governmental partnerships with many Asian government units in the areas of disaster relief, and backup water supply.

I headed up international sales and was key for breaking into markets in SEA (Nepal, India) as well as the Middle East (KSA, UAE, Jordan)

Eaze
Board Member
April 2016 - May 2017 (1 year 2 months)
San Francisco Bay Area

DreamTech Ventures
Co-Founder
June 2013 - July 2014 (1 year 2 months)

DreamTech Ventures worked with major Chinese VCs to source great technology companies located in the United States. We want to partner with product visionaries and entrepreneurs that have unique consumer and market insight. We are always team first and look to work with entrepreneurs that have incredible hustle. If this sounds like you, let us know.

Shenzhen Capital Group Co., Ltd
Analyst
June 2012 - August 2012 (3 months)

SCGC is the largest domestic VC firm in China and has been ranked as the #1 VC fund in China and the most active VC fund by Forbes China.

- Worked under Director on investment team, reviewed financial projections and team evaluation.
- Conducted due diligence on marketplace and platform companies

IvyBound

Founder
January 2009 - August 2012 (3 years 8 months)

One of my first entrepreneurial ventures. Decent lifestyle business.

Education

Princeton University